EXHIBIT 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
(Dollars in millions, except ratios)	2011	2010	2009	2008*	2007
Interest expensed and capitalized	1,953	1,606	1,881	1,968	1,839
Interest portion of rental obligations	141	66	72	74	81
Total fixed charges (A)	2,094	1,672	1,953	2,042	1,920

Pretax income from continuing operations before adjustment for non controlling interests in consolidated subsidiaries	2,680	1,856	(4,261)	11,355	14,888
Income allocable to non-controlling interest in consolidated entities that have not incurred fixed charges	4	(89)	43	(993)	(1,482)
Undistributed earnings of equity investees	(228)	(303)	167	(1,443)	(816)
Fixed charges, excluding capitalized interest	2,087	1,672	1,953	2,041	1,920
Earnings-pretax income with applicable adjustments (B)	4,543	3,136	(2,098)	10,960	14,510
Ratio of (B) to (A)	2.2	1.9	(1.1)	5.4	7.6

Note (1)
* As required by IFRS, the 2008 information has been adjusted retrospectively for the finalization in 2009 of the allocation of purchase price of acquisitions made in 2008
(1) Due to the ArcelorMittal's pretax loss in 2009, the ratio coverage was less than 1:1. ArcelorMittal would have needed to generate additional earnings of $4,051 million to achieve a coverage of 1:1 for 2009.